September 4, 2013

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by phone conversations culminating on September 3, with respect to the response letter dated August 26, 2013 (Sixth Response Letter) as well as prior response letters and the amended registration statement that addressed prior Staff comments on the registration statement of the Fund on Form N-2 (the "Registration Statement").  Where a revision has been made in any portion of the Registration Statement, conforming revisions have been carried over to other relevant parts of the Registration Statement.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  A version of the relevant portions of the revised Prospectus is attached in marked form to aid in the identification of the Registrant's responses to your comments.

______________________________________________________________________

Comment 1.

The Registrant has represented to the Staff, in telephone conversations with Fund counsel, that based on the adviser’s review of the financial statements of the underlying investment vehicles, debt instruments are not a principal investment strategy of the Fund.  In view of this new information, the Staff would not object if the debt-related strategy and risk disclosure was eliminated from the cover and the principal investment strategy disclosure and instead disclosed in another section of the prospectus.

Response.

The Registrant has amended debt-related disclosures to remove them from the cover and principal investment strategy disclosure and to present them as a non-principal strategy.

Comment 2.

With respect to the characteristics of Fund investments (such as leverage), please remove statements that tend to portray certainty and replace them with qualifiers or other indications that convey that certain characteristics of the Fund's investments are aspirational rather than certain.

Response.

The Registrant has amended the descriptions of the characteristics of the Fund's investments by including qualifiers (such as "attempts to") to avoid conveying a degree of certainty that the Fund may not be able to achieve.

Comment 3.

Statements in the prospectus regarding "daily" testing based on "quarterly" information appear contradictory. Please clarify references to "daily" in order to avoid giving the appearance that the Fund has access to daily updates on the character of the underlying investment vehicles' investments.

Response.

The Registrant has removed or revised references to "daily" to avoid giving the appearance that the Fund has access to daily updates on the character of the underlying investment vehicles.  The Fund has also revised disclosures to clarify that Fund characteristics are measured by the adviser prior to making additional investments, but that the data inputs to these measurements are based on only the most recently available quarterly reports.

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you require any further information.

Sincerely,

/s/ Thompson Hine, LLP

Attachment

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265745270.2